300 Tower Parkway

Lincolnshire, Illinois 60069

March 22, 2012

VIA EDGAR SUBMISSION

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3651

Re:	ACCO Brands Corporation

Registration Statement on Form S-4 (File No. 333-178869)

Dear Mr. Field:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ACCO Brands Corporation (the “Registrant”) respectfully requests that the effective date of its Registration Statement on Form S-4 (File No. 333-178869) be accelerated by the Securities and Exchange Commission (the “Commission”) to March 22, 2012 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to John C. Nelson at Skadden, Arps, Slate, Meagher & Flom LLP, at (312) 407-0607 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Steven Rubin
Steven Rubin Senior Vice President, Secretary and General Counsel ACCO Brands Corporation